Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main Fax	212.407.4000 212.407.4990

Via Edgar

September 16, 2022

Christine Torney

Kevin Vaughn

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Strong Global Entertainment, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed August 29, 2022 File No. 333-264165

Dear Ms. Torney and Mr. Vaughn:

On behalf of our client, Strong Global Entertainment, Inc., a company incorporated under the Business Corporations Act (British Columbia) (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Amendment No. 3 to Registration Statement on Form S-1 filed on August 29, 2022 (the “Registration Statement”) contained in the Staff’s letter dated September 8, 2022 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amendment No. 4. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-1, filed August 29, 2022

General, page F-30

1.	Please provide a note to the Combined Financial Statements identifying and quantifying the contents of the line item “Other current assets.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included a new Note 5 to the Interim Combined Financial Statements for the period ended June 30, 2022 in the Amendment No. 4 identifying and quantifying the contents of the line item “Other current assets.”

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

September 16, 2022 Page 2

Notes to the Combined Financial Statements

2. Summary of Significant Accounting Policies, page F-31

2.	Please revise your footnotes to disclose a significant accounting policy for your accounting for film and television rights, including initial accounting and subsequent measurement as described in ASC 926. Consider whether such policy should be covered in your Critical Accounting Policies section of your MD&A.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Note 2 to the Interim Combined Financial Statements for the period ended June 30, 2022 and the Critical Accounting Policies section of its MD&A in the Amendment No. 4 to include the accounting policy related to our film and television rights, including initial accounting and subsequent measurement as described in ASC 926.

6. Film and Television Programming Rights, Net, page F-36

3.	With regard to the asset acquisition of the rights to original feature films and television series from Landmark Studios LLC, please revise your disclosures accordingly for the following:

●	Identify and quantify the assets included under the line item “Film and television programming rights, net”.

●	Provide a roll forward of the line item that starts with the gross cost, reconciling from the acquisition cost of $1.7 million, and ending with the $1,380,000 shown on the Combined Balance Sheet. Further, since your line item title indicates it is presented on a net basis, clearly identify the nature and amounts of which the line item is “net”.

●	Provide a list of the original feature films and television series rights acquired along with their respective fair values consistent with ASC 805-50-30.

●	Explain why you believe the historical cost incurred by Landmark constitutes the approximate fair value of the rights acquired, why this valuation method is appropriate, and what consideration you gave to other valuation methods to determine the fair value of the rights. Specify when they were acquired by Landmark as part of your explanation.

●	Provide a roll forward of the related liability line item, identifying each of the components such that it ties out to your footnote description as well as the balance sheet. Considering the $1.7 million acquisition cost minus the $300,000 paid by the Company at the closing of the transaction, explain why the remaining liability to be paid in four installments, as recorded in accrued expenses and long-term liabilities (disclosed at page F-37) does not equal the remaining $1.4 million balance on your balance sheet.

September 16, 2022 Page 3

●	We note disclosures that “The Company will recognize the remaining payment obligations due to Landmark when the contingencies are resolved and the amounts become payable.” Please disclose the contingencies being referred to here. Additionally, disclose what transaction the liabilities shown in accrued expenses of $689,000 and in long-term liabilities of $1,020,000 are related to.

●	Provide the authoritative accounting literature used to guide your accounting of the entire transaction or the various parts of the transaction when responding to each bullet.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its Note 7 Film and Television Programming Rights, Net to the Interim Combined Financial Statements for the period ended June 30, 2022 in the Amendment No. 4 to:

1) provide a table to identify and quantify the assets included under the line item “Film and Television Programming Rights, Net”.

2) include a roll-forward of the line item that starts with the gross cost, reconciling from the acquisition cost of $1.7 million and ending with the $1.4 million shown on the Combined Balance Sheet, and to include a disclosure that the Company has not yet commenced amortization of the projects as they were still in development at June 30, 2022.

3) disclose that the $1.7 million acquisition price was allocated to three projects in development, including $1.0 million to Safehaven, $0.3 million to Flagrant and $0.4 million to Shadows in the Vineyard. To determine the fair value of the rights acquired, the Company considered three general approaches, including the market approach, the income approach and the cost approach. The market approach uses the prices associated with actual market transactions for similar or identical assets and liabilities to derive a fair value. The income approach uses estimated future cash flows or earnings, adjusted by a discount rate that represents the time value of money and the risk of cash flows not being achieved, to derive a discounted present value. The cost approach uses the estimated cost to replace an asset, adjusted for the obsolescence of the existing asset, if any. Based on the unique nature of the content associated with the acquired assets, availability of comparable market transactions, and stage of development, the Company determined that the cost method represented the best indicator of fair value. The costs incurred by Landmark included typical pre-production expenses such as rights fees, script and other writing fees, director and production services fees, legal and other professional fees, and casting fees that the Company would expect to incur had it developed the projects internally. Landmark incurred the majority of these expenses within the 18 months prior to the Company’s acquisition of the rights. In addition, certain of the costs were based on contractual relationships with third parties. Based on these facts and circumstances, the Company concluded that the costs incurred by Landmark approximate replacement costs.

September 16, 2022 Page 4

4) disclose that the liabilities related to the Landmark transaction total $1.7 million at June 30, 2022, of which $1.4 million represents future cash payments to Landmark and the remaining $0.4 million represents the fair value of the warrants to be issued to Landmark. Of the total $1.4 million due to Landmark, $325,000 is included as part of accrued expenses and the remaining $1,020,000 is included as part of other long-term liabilities.

5) disclose the details of the contingent amounts payable to Landmark per the terms of the Assignment and Attachment Agreement. In addition, the nature of the liabilities shown in accrued expenses of $689,000 and in long-term liabilities of $1,020,000 are disclosed in the Note 9 Accrued Expenses to the Interim Combined Financial Statements for the period ended June 30, 2022 in the Amendment No. 4.

6) provide the authoritative accounting literature used to guide the Company’s accounting of the various parts of the transaction.

4.	You disclose on page F-36 that “[f]inally, the Company also determined the fair value of the Landmark Warrant and allocated an additional $0.4 million to the various projects under development.” However, your disclosure on the same page states that the Landmark Warrants will be issued no later than 10 days after the completion of the IPO, which appears to constitute a contingency that is outside of the Company’s control. Please explain how you have accounted for the warrants, citing the accounting literature you relied upon. Additionally, explain how you determined the fair value of the warrants.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company relied upon ASC 480 to determine the accounting for the warrants. The Landmark Warrant will be exercisable at any time or from time to time six months from the date of the consummation of this offering and prior to the third anniversary of the date of issuance of the Landmark Warrant. The Landmark Warrant will provide for certain registration rights and allows for cashless exercise if there is no registration statement covering the Common Shares underlying the warrant within nine months of the warrant issuance date. In the event that an initial public offering of the Company does not occur within a specified time, Landmark would have the right to surrender the warrant in exchange for 2.5% ownership in the Company. To be a liability under ASC 480, an instrument that is a share in legal form must contain an unconditional obligation of the issuer to redeem it in cash, assets, or a variable number of equity shares. Since the warrants have an unconditional obligation to be settled, the Company accounted for the warrant as a liability.

September 16, 2022 Page 5

The Company has revised its Note 7 Film and Television Programming Rights, Net to the Interim Combined Financial Statements for the period ended June 30, 2022 in the Amendment No. 4 to disclose the fair value of the Landmark Warrant was estimated on the date of grant using a Black-Scholes valuation model with the following assumptions:

Expected dividend yield at date of grant	0.00%
Risk-free interest rate	1.7%
Expected stock price volatility	72.9%
Expected life of warrants (in years)	3.0

The Company estimated the expected stock price volatility based on the historical volatility of Ballantyne Strong, Inc., which is the Company’s publicly traded parent company.

5.	Your disclosures state that $1 million in programming rights from the Landmark asset acquisition were allocated to the Safehaven project, and as a result were reclassified to “Other current assets” after the transfer of the global distribution rights “since the Company expects Safehaven 2022 to reimburse the acquisition cost allocated to the project.” You also state that the global distribution rights for Safehaven were sold to Screen Media Ventures, Inc. (SMV) for $6.5 million upon delivery. Please revise to address the following:

●	Clearly explain the terms of the expected reimbursement.

●	Confirm that the contingency for the Company to receive the $6.5 million sales price for the Safehaven global distribution rights is delivering completed content to SMV, which is estimated to occur by the end of 2022.

●	Clearly disclose how you and Safehaven 2022, Inc., respectively, will account for the $6.5 million at the time of recognition. Clearly identify whether $6.5 million is your proportionate share of the proceeds to be received based on your percentage ownership in Safehaven 2022, Inc.

●	You disclose on page 4 that you have agreed to sell the distribution rights in two scripted television series to Screen Media Ventures LLC for a total of $9.0 million and will participate in the profits of each series. Revise your footnotes to reflect the sale of the Flagrant series and reconcile to the $9.0 million disclosed on page 4.

●	Your disclosure states that “[t]his distribution agreement, along with the project’s intellectual property, was assigned to Safehaven 2022 and serves as collateral for the production financing at Safehaven 2022.” This disclosure implies that there is a liability for the Safehaven production cost. Revise to clearly identify the assets and liabilities you contributed to Safehaven 2022. Clearly identify the parties to the commitment for production financing and the extent to which it is on balance sheet versus off balance sheet financing. Provide a roll forward if necessary that starts with the $1 million investment and reconciles with the Company’s equity investment at June 30, 2022.

●	Explain why the Company’s investment in Safehaven 2022, Inc. is not stated on a separate line on the Combined Balance Sheet consistent with ASC 323 or if the Company’s interest in Safehaven 2022, Inc. meets a scope exception under the same literature.

September 16, 2022 Page 6

●	Further explain how you determined the asset should be reported as a current asset on your balance sheet given the long term nature of the project.

●	Provide the summarized financial information for Safehaven 2022, Inc. including assets, liabilities and results of operations for the periods presented since inception. Refer to ASC 323-10-50.

●	Consider revising your MD&A to address your transactions with Landmark, the creation of Safehaven 2022, Inc., and distribution contracts.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its Note 7 Film and Television Programming Rights, Net to the Interim Combined Financial Statements for the period ended June 30, 2022 in the Amendment No. 4 to:

1) explain the terms of the expected reimbursement and state that the Company expects Safehaven 2022 to reimburse the acquisition cost allocated to the project based on its ultimate expected revenues and profits from the exploitation of the project. Safehaven 2022 will begin to generate revenue and expenses upon delivery of the completed Safehaven project to SMV, which is expected to occur in the fourth quarter of 2022.

2) the $6.5 million is due and payable to Safehaven 2022 in installments of 25% upon delivery and acceptance, 25% three months thereafter, and the remaining 50% six months thereafter. Upon delivery and acceptance, Safehaven 2022 expects to recognize $6.5 million in revenue from the distribution rights and will record cost of sales using the individual-film-forecast method based on the ratio of the current period’s revenues to management’s estimated remaining total gross revenues to be earned. Safehaven 2022 is an equity method holding and the Company will reflect its proportionate share of the net periodic profit and loss of Safehaven 2022 as equity method income (loss) during each reporting period.

3) identify the assets and liabilities the Company contributed to Safehaven 2022 and to disclose that Safehaven 2022 is the sole borrower and guarantor of the production financing.

4) state that the Company classified the receivable from Safehaven 2022 as a current asset as it expects to receive payment from Safehaven within the next 12 months. The Company’s investment in Safehaven 2022, Inc. is not stated on a separate line on the Combined Balance Sheet as of June 30, 2022 consistent with ASC 323 as a result of the assignment of the distribution agreement to SMV.

5) disclose the details of the $9.0 distribution agreement with Screen Media Ventures LLC, which include sale of the Safehaven for $6.5 million and the sale of Flagrant for $2.5 million.

September 16, 2022 Page 7

5) provide the summarized financial information for Safehaven 2022, including assets, liabilities and results of operations for the periods presented since inception.

In addition, the Company has updated its MD&A to describe the transactions with Landmark and Safehaven 2022.

6.	With regards to the establishment of Safehaven 2022, Inc., please disclose what Unbound Service, LLC (Unbound) provided as compensation for its 51% ownership interest in the new entity. Disclose how the Company accounted for any interest or compensation received from Unbound.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its Note 7 Film and Television Programming Rights, Net to the Interim Combined Financial Statements for the period ended June 30, 2022 in the Amendment No. 4 to disclose that Unbounded did not contribute any assets or liabilities to Safehaven 2022 and agreed to provide day-to-day management services in exchange for their 51% ownership.

Please do not hesitate to contact Janeane Ferrari at (212) 407-4209 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:	Mitchell Nussbaum, Esq.
Loeb & Loeb LLP

Janeane Ferrari, Esq.
Loeb & Loeb LLP

Mark D. Roberson
Strong Global Entertainment, Inc.

Todd R. Major.
Strong Global Entertainment, Inc.